Exhibit 12.1

Penn Virginia Corporation and Subsidiaries

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

	Year Ended December 31,					Six Months Ended June 30, 2009
	2004	2005	2006	2007	2008
Earnings
Pre-tax income (loss) *	$72,779	$130,918	$167,080	$106,818	$255,544	$(40,773)
Fixed charges	11,067	20,755	31,313	46,727	54,634	33,540

Total Earnings	$83,846	$151,673	$198,393	$153,545	$310,178	$(7,233)

Fixed Charges
Interest expense	$9,679	$18,815	$27,984	$41,409	$46,972	$29,260
Rental Interest Factor	1,388	1,940	3,329	$5,318	7,662	4,280

Total Fixed Charges	$11,067	$20,755	$31,313	$46,727	$54,634	$33,540

Ratio of Earnings to Fixed Charges	7.6x	7.3x	6.3x	3.3x	5.7x	(0.2x )

*	Includes cash distributions from equity affiliates and excludes equity earnings from affiliates. Also excludes capitalized interest.